

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 21, 2017

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Time Warner Inc.

Dear Ms. Zyskowski:

This is in regard to your letter dated February 21, 2017 concerning the shareholder proposal submitted by Trinity Health et al. for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Time Warner therefore withdraws its February 7, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Catherine Rowan
Trinity Health
rowan@bestweb.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

Client: 92415-00001

February 21, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Shareholder Proposal of Trinity Health et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated February 7, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, Time Warner Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Trinity Health, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation, Province of St. Joseph of the Capuchin Order, and The Sisters of St. Francis of Philadelphia (each, individually, a "Proponent" and collectively, the "Proponents").

Enclosed as Exhibit A is a letter, dated February 17, 2017, from Trinity Health, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the February 7, 2017 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's

Deputy General Counsel, at (212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosure

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
Catherine M. Rowan, Trinity Health
Vicki L. Cummings, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation
Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Nora M. Nash, The Sisters of St. Francis of Philadelphia

EXHIBIT A


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

February 17, 2017

Mia Rochelle Lee
Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105-0921

Via Electronic Mail MLee2@gibsondunn.com

Dear Ms. Lee

This letter is to inform you that I am authorized by Trinity Health, Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province Corporation, Province of St. Joseph of the Capuchin Order and the Sisters of St. Francis of Philadelphia to withdraw the shareholder proposal we filed with your client, Time Warner, Inc., regarding the Sustainable Development Goals.

Sincerely,

Catherine Rowan

Catherine Rowan

cc: Vicki L. Cummings, Sisters of the Holy Names of Jesu and Mary U.S.-Ontario Province Corporation
Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Nora M. Nash, Sisters of St. Francis of Philadelphia

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

Client: 92415-00001

February 7, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Shareholder Proposal of Trinity Health et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") received from Trinity Health, The Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation, The Province of St. Joseph of the Capuchin Order, and The Sisters of St. Francis of Philadelphia (each individually, a "Proponent" and collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2017 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> THEREFORE, RESOLVED that shareholders request that Time Warner issue a report describing how the company will ensure shareholders that its policies and practices are advancing and not undermining the Sustainable Development Goals.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;
- Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as a previously submitted shareholder proposal that was included in the Company's 2015 proxy materials, and the previous proposal did not receive the support necessary for resubmission; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

A. Background.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the

Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. *Id*. The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id*. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Here, the Proposal may be omitted as it implicates the Company's ordinary business operations in addressing the nature, presentation, content, sale and distribution of the Company's entertainment products. The Company is a global leader in media and entertainment with businesses in film and television production, television networks, and home entertainment. It uses its industry-leading scale and brands to create, package and distribute high-quality motion pictures, television programming and videogames worldwide on a multi-platform basis. The Company seeks to maximize the value of its leading portfolio of intellectual property, which includes some of the world's most recognizable film franchises, television programming, brands and characters, across all its businesses.[1] The Company's brands include the film studios Warner Bros. and New Line Cinema; television networks, including HBO, Cinemax, CNN, HLN, TBS, TNT, truTV, Cartoon Network, Boomerang, and Adult Swim; and other properties, including Turner Sports, Bleacher Report, DC Entertainment (DC Comics, Vertigo and MAD Magazine), as well as Looney Tunes and Hanna-Barbera. Its well-known characters include Batman, Bugs Bunny, the Flash, Green Arrow, Scooby-Doo, Supergirl, Superman, Tom and Jerry and Wonder Woman, among many others. The Company's feature film and television franchises include

[1] As noted in the Company's discussion of risk factors in its Form 10-K for the fiscal year ended December 31, 2015, the Company acknowledges that "[t]he popularity of content is difficult to predict and can change rapidly." Therefore, the Company "must invest substantial amounts in the production and marketing of its content before it learns whether such content will reach anticipated levels of popularity with consumers," and must quickly adapt its product offerings to meet ever-evolving consumer demands. *See* Form 10-K, *available at*: https://www.sec.gov/Archives/edgar/data/1105705/000119312516477965/d280491d10k.htm.

films such as the *Batman* series, the *Harry Potter* series and the *Hobbit* and *Lord of the Rings* trilogies and television programs such as *The Big Bang Theory*, *Friends*, *Game of Thrones* and *The Sopranos*.

B. The Proposal Relates To The Nature, Presentation, Content, Sale And Distribution Of The Company's Entertainment Products.

The Proposal seeks to influence the nature, presentation, content, sale and distribution of the Company's entertainment products, which the Staff previously has found are matters of "ordinary business" under Rule 14a-8(i)(7). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

The Staff consistently has recognized that proposals relating to the nature, presentation and content of a company's products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *Comcast Corp*. (avail. Mar. 24, 2015), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that requested that the board of directors of the company amend the charter of its nominating and corporate governance committee to include a provision requiring the committee to "provide[] oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria" for the distribution of certain products, including youth-rated films that depict tobacco use. In the proposal's supporting statement, the proponents cited numerous statistics relating to tobacco use and discussed efforts by the Centers for Disease Control and other health-oriented organizations to reduce tobacco use. The company argued, and the Staff specifically concurred, that the proposal could be excluded under Rule 14a-8(i)(7) because it related to "[d]ecisions regarding the nature, presentation, content and distribution of programming and film production." The company further argued that decisions regarding the development and distribution of entertainment content constituted essential business matters for the company that involve close and complex analysis and business decision-making of the company's management on a routine and daily basis, such that the proposal's attempt to oversee these processes amounted to micro-management of the company's operations. *See also Viacom Inc.* (avail. Dec. 5, 2014) (concurring, on identical grounds, in the exclusion of a proposal requesting that the company's board of directors publish a report on public health impacts and company risk relating to depictions of smoking in the company's movies); *The Walt Disney Co.* (avail. Dec. 4, 2014) (same); *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring in the exclusion of a proposal requesting that the company report on steps undertaken to avoid stereotyping in its products because it related to the nature, presentation and content of programming); *Time Warner Inc.* (avail. Jan. 21, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested a report on the impact on adolescent health arising from their exposure to smoking in movies or other company programming that the company released or distributed); *The Walt Disney Co.* (avail. Nov. 9, 2004) (granting no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal requesting that the company eliminate "liberal bias" in its news broadcasts and political-content films, on the basis that the proposal related to "Disney's ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production)").

The Staff also has routinely recognized that proposals concerning the sale of particular products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Walgreens Boots Alliance, Inc.* (avail. Nov. 7, 2016, *recon. denied* Nov. 22, 2016) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the company's board of directors to prepare a report assessing the financial risk facing the Company based on its continued sales of tobacco products); *Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to "the sale and display of a particular product and the nature, content and presentation of programming").

In addition, the Staff has consistently permitted exclusion of proposals aimed at altering only a certain aspect of an existing product or service. *See, e.g.*, *General Mills, Inc.* (avail. July 2, 2010) (proposal requesting limits on the use of salt and other sodium compounds in the company's food products excludable as relating to the selection of particular ingredients in the company's products); *International Business Machines Corp.* (avail. Jan. 22, 2009) (proposal requesting that the company offer more of its software products in "open source" formats excludable as relating to the design, development and licensing of software products); *BellSouth Corp.* (avail. Jan. 25, 1999) (proposal seeking to amend the terms and prices in cellular phone service contracts for existing customers excludable as relating to product terms and prices).

Similar to the proposals in *Comcast*, *Viacom* and *Walt Disney* requesting reports on policy responses regarding depictions of smoking in films based on smoking impacts on the health of viewers of such films, the Proposal squarely targets the decisions regarding the nature, presentation, content and distribution of the Company's programming in connection with an essential business matter for the Company involving close and complex analysis and business decision-making of the Company's management on a routine and daily basis. In addition, like the proposal regarding tobacco products in *Walgreens*, lending products and services in *Wells Fargo*, solar products in *Pepco Holdings* and products that are produced locally or in the United States in the *Wal-Mart* letters cited above, the Proposal addresses decisions concerning the entertainment products (*e.g.*, films, television shows, videogames) distributed by the Company to third parties and thus relates to products from which the Company derives significant revenues.

Decisions concerning the production and distribution of the Company's entertainment products are complex and relate to core critical operating functions of the Company's operations. These decisions involve multiple complicated and interrelated creative, business, marketing, and legal considerations. Such matters are quintessentially the type of ordinary business judgments that are fundamental to management's ability to manage the operations of the Company, and should rest with management.

The limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of a company. By calling for a report on how the Company will ensure that its policies and practices are advancing and not undermining the Sustainable Development Goals ("SDGs"), the Proposal seeks to subject these ordinary business decisions to shareholder oversight. As discussed above, the Staff has determined that where a shareholder proposal requests the dissemination of a report, it is the underlying subject matter of the report that is to be considered in determining whether the report involves a matter of ordinary business. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Accordingly, because the report called for by the Proposal relates to decisions concerning the nature, presentation, content and distribution of the Company's entertainment products, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. *The Proposal Does Not Raise A Significant Policy Issue That Transcends The Day-To-Day Business Of The Company.*

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. In addition, the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, when a proposal does not have a sufficient nexus to a company's business, the Staff has concurred that the proposal is excludable under Rule 14a-8(i)(7) even if it touches upon a significant policy issue.

With its references to health goals set forth in the SDGs in relation to "tobacco portrayals in youth-friendly movies" and tobacco as a "barrier to sustainable development in [economically developing] countries," the Proposal relates to the impact of entertainment content on the SDGs, which does not raise significant policy issues that transcend the Company's day-to-day business of producing, acquiring and distributing motion pictures, television programming, videogames and other entertainment content. *See, e.g.*, *Viacom Inc*. (avail. Dec. 18, 2015) (finding that a request that the company issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to impacts on children's health did not involve significant social policy issues, despite the proponent's assertion that the company, by virtue of licensing popular characters to manufacturers of certain food products, was in a position similar to the food manufacturers); *Gannett Co. Inc.* (avail. Mar. 18, 1993) (finding that a request that a company publish a report on how tobacco advertising was perceived by its customers did not involve significant social policy issues where the company was a media company and not a cigarette manufacturer).

Similar to the reports requested of the companies in *Viacom* and *Gannett*, the Proposal requests a report on the negative implications of tobacco depictions in the Company's youth-rated films, which does not, in this case, involve significant social policy issues because the Company is a media and entertainment company and not a tobacco or tobacco products producer, distributor or seller. The Company generates three primary categories of revenue from its media and entertainment businesses: (i) content revenues (approximately 48% of the Company's revenues for 2015) from the licensing, sale and distribution of its motion pictures, television programming, videogames and comics, (ii) subscription revenues (approximately 36% of the Company's revenues for 2015) from licensing programming to distributors such as cable systems, satellite companies and telephone companies that distribute television networks, and (iii) advertising revenues (approximately 16% of the Company's revenue for 2015) from the sale of advertising on the Company's networks and digital properties it owns or operates for others. In this respect, the Proposal is distinguishable from an instance where the Staff has been unable to concur with the exclusion of a proposal seeking reporting on smoking-related health risks and undertaking of company actions to reduce smoking rates was submitted to a company that *produced and sold* tobacco products. *See, e.g.*, *Lorillard, Inc.* (avail. Mar. 3, 2014). Accordingly, because the Proposal does not raise a significant policy issue with respect to the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal, Which Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(i), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote on its last submission to shareholders if proposed once previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained that this revision to the standard applied under the rule responded to commenters who viewed it as:

> [A]n appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982), in which the Commission stated that Rule 14a-8 "was not designed to burden the proxy solicitation process by requiring the inclusion of such proposals." In the release adopting this change, the Commission explained the application of the standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The

> Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their requested actions be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. *See Pfizer Inc.* (avail. Jan. 9, 2013) (concurring that a proposal seeking disclosure of the company's lobbying policies and expenditures was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as prior proposals seeking disclosure of contributions to political campaigns, political parties and attempts to influence legislation); *Ford Motor Co.* (avail. Feb. 10, 2012) (concurring that a proposal requesting a semi-annual report on the company's political contributions and the policies, procedures and participants involved in making such contribution was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as four prior proposals requiring reports providing details on political spending); *Bank of America Corp.* (avail. Dec. 22, 2008) (concurring that a proposal requesting a semi-annual report containing detailed information relating to political contributions and expenditures was excludable under Rule 14a-8(i)(12) because the proposal "clearly share[d] identical substantive concerns" with prior proposals requesting the annual publication of a broad and detailed statement of political contributions made by the company, despite the fact that "the specific language or actions proposed in each deal[t] with those concerns in a slightly different manner"); *Comcast Corp.* (avail. Feb. 5, 2008) (concurring that a proposal requesting that the company provide a semi-annual report disclosing the company's political contributions and expenditures and related policies for such contributions and expenditures was excludable under Rule 14a-8(i)(12) as it dealt with substantially the same subject matter as prior proposals requesting the company to publish a detailed statement of each contribution made by the company in respect of a political campaign, political party, referendum or citizens' initiative, even though one proposal contemplated the inclusion of slightly different information in the report than the other proposal).

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See, e.g.*, *Tyson Foods, Inc.* (avail. Oct. 22, 2010) (concurring that a proposal requesting a report detailing the company's progress on withdrawing from purchasing pigs that were bred using gestation crates was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring that a proposal requesting a report on the feasibility of using non-animal methods was excludable as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods); *Medtronic Inc.* (avail. June 2, 2005); *Bank of America Corp*. (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Barr Pharmaceuticals, Inc.* (avail. Sep. 25, 2006) (concurring that a proposal requesting adoption of an animal welfare policy to reduce the number of research animals and implement acceptable standards of care was excludable because it was substantially similar to a prior proposal requesting that the company commit to non-animal testing methods and petition government agencies to accept the results of such tests).

The Staff has also consistently concurred with the exclusion of a subsequent proposal when both proposals address the same substantive concerns, and one proposal requests a change in policy while the other proposal requests a report on the same underlying subject matter. Similar to the *Tyson Foods* and *Abbott Laboratories* precedents cited above, in *General Electric Co.* (avail. Jan. 18, 2017), the Staff concurred in the exclusion under Rule 14a-8(i)(12) of a proposal requesting that, for purposes of promoting fair employment practices and "achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians," the company publish a report identifying the number of Arab and non-Arab employees in the Palestine/Israel region across nine EEO-1 job categories for each of the last three years. Two earlier proposals requested that the company undertake certain employment initiatives in order to effect equal workplace opportunities for Israeli and Palestinian employees in the region. Despite the difference in requested course of action, the Staff concurred that the proposals dealt with substantially the same subject matter—equal employment opportunities for company employees in Palestine/Israel—and that the latest proposal was therefore excludable under Rule 14a-8(i)(12). *See also Google Inc.* (avail. Mar. 6, 2015) (concurring that a proposal requesting the publication of a semi-annual report on the company's website disclosing the company's political contributions and expenditures as well as related policies and procedures could be excluded because it was substantially similar to a previous proposal that requested the company to hold an annual advisory shareholder vote on political contributions); *Saks Inc*. (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (concurring that a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) when they share the same underlying issue even if the proposals differ in scope from the prior proposals to which they have been compared. In *Exxon Mobil Corp.* (avail. Mar. 7, 2013), for example, the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12)(iii) of a shareholder proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to shareholders because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company establish either a committee or a task force to address issues relating to global climate change. *See also Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc*. (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As A Proposal That Was Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials a shareholder proposal regarding tobacco depictions in the Company's youth-rated films. The Company included in its 2015 proxy materials, filed with the SEC on April 24, 2015 (the "2015 Proposal," attached as Exhibit B), a shareholder proposal from proponents including some of the Proponents, describing in its whereas clauses a series of statistics relating to tobacco use and tobacco depictions in films, and requesting in the resolved clause that the board of directors of the company amend the charter of its Nominating and Governance committee to include a provision requiring the committee to "provide[] oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria" under which certain products continue to be distributed. The Proposal, which includes in its whereas clauses a series of statistics relating to tobacco use and tobacco depictions in films, and requests, in the resolved clause, a report describing how the Company's policies and practices are advancing and not undermining the SDGs, deals with substantially the same subject matter as the 2015 Proposal. Although the Proposal requests the Company to take different actions from those requested in the 2015 Proposal, the express language of the Proposal and the Previous Proposals as well as their supporting statements demonstrate that they address substantially the same substantive concern. For example:

Proposal	2015 Proposal
The resolved clause of the Proposal and the 2015 Proposal both request that the Company report on the nature, presentation, content, sale and distribution of its entertainment products in relation to health principles promulgated by third-party organizations.	
The resolved clause of the Proposal requests that the Company "***issue a report*** describing how the [C]ompany will ensure that ***its policies and practices*** are advancing and not undermining the Sustainable Development Goals."	The resolved clause of the 2015 Proposal requests that the board of directors of the Company amend the charter of its Nominating and Governance Committee to include a provision that would require the committee to "***provide oversight and public reporting*** concerning the ***formulation and implementation of policies and standards***" relating to certain Company products that "especially endanger young people's well-being."
The supporting statement of the Proposal identifies concerns that are substantially similar to those expressed in the 2015 Proposal, namely concern over current smoking rates and tobacco depictions in youth-rated films.	
The Proposal's supporting statement notes that "***tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking***" and that "***over six million people die every year from smoking***."	The 2015 Proposal's supporting statement notes that "***there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people***," and that restricting children's access to movies depicting smoking would "***prevent one million [1,000,000] deaths from smoking among children alive today***."

<table>
<tr><th>Proposal</th><th>2015 Proposal</th></tr>
<tr><td colspan="2">The Proposal and the 2015 Proposal both focus on health-oriented goals promulgated by a third party.</td></tr>
<tr><td>The supporting statement describes the many health-related goals among the 17 Sustainable Development Goals adopted by the members of the United Nations, and the resolved clause of the Proposal requests that the Company report on its efforts to ensure that its operations "are advancing and not undermining the Sustainable Development Goals."

The supporting statement also notes that "the Centers for Disease Control and Prevention . . . have shown that tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking."</td><td>The statistics in the supporting statement of the 2015 Proposal regarding the potential reduction in smoking-relating deaths are sourced from a 2014 report published by the Centers for Disease Control and Prevention, and the resolved clause of the proposal requests the Company to report on its policies for distributing products that "would reasonably be considered by many offensive to . . . family and community values."</td></tr>
</table>

As illustrated above, the substantive concerns underlying the Proposal and the 2015 Proposal are the same because they both describe concerns regarding tobacco depictions in youth-rated films and criteria that the Proponents believe the Company should address in reporting on its operations, particularly regarding the production and distribution of youth-rated films that depict tobacco use. Therefore, the Proposal is excludable under Rule 14a-8(i)(12)(i). Consistent with *Pfizer*, *Tyson Foods*, *General Electric*, *Exxon Mobil* and the related lines of precedent discussed above, the Proposal is excludable despite any differences between its requested actions and scope and those of the 2015 Proposal. Specifically, the fact that the Proposal requests a report demonstrating the Company's commitment to upholding certain third-party public health principles, while the 2015 Proposal requests the Company to amend one of its committee charters and begin reporting on Company operations, does not preclude its exclusion under Rule 14a-8(i)(12)(i) because the Proposal and the 2015 Proposal address the same substantive concern.

C. The 2015 Proposal Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 24, 2015, which states the voting results for the Company's 2015 Annual Meeting of Shareholders and is attached as Exhibit C, the 2015 Proposal received 2.83% of the votes cast at the Company's 2015 Annual Meeting of Shareholders.[2] Thus, the vote on the 2015 Proposal failed to achieve the requisite 3% threshold specified in Rule 14a-8(i)(12)(i).

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(i).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC, 287 F.2d 773, 781* (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

As further described below, the Proposal is so vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because the Proposal (1) does not define the scope of the requested actions, and (2) references external guidelines without providing an adequate description of the substantive provisions and standards set forth in those guidelines.

---

[2] The 2015 Proposal received 643,329,391 "against" votes and 18,733,166 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

A. The Proposal Does Not Define The Scope Of The Actions Requested By The Terms of The Proposal.

We believe that neither shareholders nor the Company will be able to determine with any reasonable certainty the actions requested by the Proposal, which is framed in context of the SDGs. The supporting statement of the Proposal notes that there are 17 SDGs, identifying many as health-related while also mentioning that at least one SDG, the goal to "end hunger, achieve food security and improved nutrition," relates to economic growth and prosperity. The rest of the supporting statement focuses on smoking-related health risks and tobacco depictions in youth-rated films, yet the Proposal culminates in a request for a report on the Company's efforts to ensure that its operations "are advancing and not undermining the Sustainable Development Goals." It is thus unclear whether the Proposal seeks to have the Company address health-specific SDGs, SDGs relating to economic growth and prosperity, or all SDGs. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite.

B. The Proposal Relies On But Does Not Define An External Standard.

The Staff has consistently concurred in the exclusion of shareholder proposals that define a central element of the proposal by reference to an external source without describing the substance of the source. For example, in *McKesson Corp.* (avail. Apr. 17, 2013), a proposal urged the board of directors of the company to adopt a policy that the board's chairman "be an independent director according to the definition set forth in the New York Stock Exchange listing standards," and the company argued that the proposal could be excluded from the company's proxy materials as vague and indefinite. As the Staff explained:

> [T]he proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many shareholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See also Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Here, a central aspect of the Proposal is defined by reference to an external source, yet the Proposal fails to describe the substance of that source. Specifically, the Proposal urges the Company to prepare a report ensuring that its operations are "advancing and not undermining the Sustainable Development Goals." Although the supporting statement of the Proposal provides a partial description of the 17 SDGs—noting that some are health-related while at least one SDG is economic in nature—it does not describe all of the SDGs in sufficient detail necessary to substantiate the claim that "the [SDGs] recognize, on a global scale, the negative impact of tobacco consumption on health, wealth and development," nor does it provide details on what actions would be required in order to constitute advancement or undermining of the SDGs. In this respect, the references to the SDGs are no more informative to shareholders than the reference in *McKesson Corp.* to the term "an independent director according to the definition set forth in the New York Stock Exchange listing standards" and the reference in *AT&T* to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2." Since shareholders would be unable to interpret a central aspect of the Proposal, they would be unable to determine the intended result of implementing the Proposal and cast informed votes on the Proposal. Based on this deficiency, the Proposal is impermissibly vague and misleading and may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you any additional information you would like to receive and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's Deputy General Counsel, at (212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
Catherine M. Rowan, Trinity Health
Vicki L. Cummings, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation
Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Nora M. Nash, Sisters of St. Francis of Philadelphia

102238711.5

EXHIBIT A


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

December 16, 2016

Jeffrey L. Bewkes, Chair of the Board and CEO
c/o Office of the Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

I commend Time Warner for being the first US-based media and entertainment company to issue in 2006 a comprehensive corporate social responsibility report, which reports on our Company's significant social, economic and environmental impacts. The UN 2030 Sustainable Development Goals (SDGs) can provide an opportunity for our Company to assess its impacts and focus its CSR efforts to advance the SDGs. As UN Secretary Ban Ki-moon said: "Realizing the Sustainable Development Goals will improve the environment for doing business and building markets."

Trinity Health is the beneficial owner of over $2,000 worth of Time Warner, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other shareholders will be filing this proposal as well.

Sincerely,

Catherine Rowan

Catherine Rowan
enc

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals.

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages." Tobacco is the number one cause of preventable death and disease worldwide;

The Goals recognize, on a global scale, the negative impact of tobacco consumption on health, wealth and development;

The movie industry is a global business with U.S. movie companies dominating the global market, including economically developing countries;

Commenting on a 2012 report from the Motion Picture Academy of America noting worldwide box office tallies, Phil Hoad, writing in *The Guardian*, stated: "The MPAA report is still, sadly, low on detail on overseas activity, despite abroad being where Hollywood's compass points these days. It certainly doesn't broach the touchy question – loaded with the old cultural-imperialism chestnut – of exactly what level of dominance Hollywood enjoys worldwide";

It is unknown what percentage of box office receipts are coming from economically developing countries. However, nearly one billion people in the world smoke every day, with 80% of these living in low- and middle-income countries. Over six million people die from tobacco use every year. This makes tobacco a barrier to sustainable development in such countries;

The Centers for Disease Control and Prevention, the Surgeon General and the World Health Organization have shown that tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking. This fact is a critical concern for countries facing health costs incurred from tobacco use;

Given the statistics above, it seems quite clear to some of our Company's shareholders that tobacco impressions in youth-friendly movies may be undermining the realization of the Sustainable Development Goals.

THEREFORE, RESOLVED that shareholders request that Time Warner issue a report describing how the company will ensure shareholders that its policies and practices are advancing and not undermining the Sustainable Development Goals.

ot. 6:

***FISMA & OMB Memorandum M-07-16 ***


UNITED STATES
POSTAL SERVICE

1000


10019

U.S. POSTAGE
PAID
BRONX, NY
10462
DEC 12, 16
AMOUNT
$6.47
R2304E105293-20

11-237

Jeffrey L. Bewkes, Chair of the Board and CEO
c/o Office of the Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

RETURN RECEIPT REQUESTED


10019$8016 C024



Sisters of the Holy Names of Jesus and Mary
U.S.-Ontario Administrative Centre

December 12, 2016

Jeffrey L. Bewkes, Chair of the Board and CEO
c/o Office of the Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

To achieve the ambitious and bold agenda of the 2030 Sustainable Development Goals (SDGs) governments, civil society and corporations will have to do their part. A recent report by the Framework Convention Alliance points out that a world free from the devastating health, social, economic and environmental consequences of tobacco is critical to achieving the SDGs. Shareholders are expecting Time Warner to ensure that its policies are advancing the Sustainable Development Goals.

The Sisters of the Holy Names of Jesus and Mary U.S.- Ontario Province Corporation is co-filing the enclosed resolution with Trinity Health for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of December 12, 2016 the Sisters of the Holy Names of Jesus and Mary U.S. - Ontario Province Corporation held, and has held continuously for at least one year, 8,323 shares of Time Warner, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Time Warner, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Catherine Rowan who represents Trinity Health, the primary filer of this resolution. Please copy me on all communications: Vicki Cummings; vcummings@snjmuson.org

Sincerely,

Vicki Cummings

Vicki L. Cummings
Chief Financial Officer

Encl: Shareholder Resolution
Verification of Ownership

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals.

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages." Tobacco is the number one cause of preventable death and disease worldwide;

The Goals recognize, on a global scale, the negative impact of tobacco consumption on health, wealth and development;

The movie industry is a global business with U.S. movie companies dominating the global market, including economically developing countries;

Commenting on a 2012 report from the Motion Picture Academy of America noting worldwide box office tallies, Phil Hoad, writing in *The Guardian*, stated: "The MPAA report is still, sadly, low on detail on overseas activity, despite abroad being where Hollywood's compass points these days. It certainly doesn't broach the touchy question – loaded with the old cultural-imperialism chestnut – of exactly what level of dominance Hollywood enjoys worldwide";

It is unknown what percentage of box office receipts are coming from economically developing countries. However, nearly one billion people in the world smoke every day, with 80% of these living in low- and middle-income countries. Over six million people die from tobacco use every year. This makes tobacco a barrier to sustainable development in such countries;

The Centers for Disease Control and Prevention, the Surgeon General and the World Health Organization have shown that tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking. This fact is a critical concern for countries facing health costs incurred from tobacco use;

Given the statistics above, it seems quite clear to some of our Company's shareholders that tobacco impressions in youth-friendly movies may be undermining the realization of the Sustainable Development Goals.

THEREFORE, RESOLVED that shareholders request that Time Warner issue a report describing how the company will ensure shareholders that its policies and practices are advancing and not undermining the Sustainable Development Goals.


U.S.-Ontario Administrative Centre
Sisters of the Holy Names of Jesus and Mary
PO Box 398 • Marylhurst, OR 97036


Bob Kane


US POSTAGE
$000.46

Jeffrey L. Bewkes, Chair of the Board and CEO
Office of the Corporate Secretary
One Time Warner Center
New York, NY 10019-8016

10019-601074





BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

December 12, 2016

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 8323 shares of Time Warner stock. Furthermore, the Sisters of the Holy Jesus and Mary has held these shares continuously since the purchase date of October 26, 2009 including the one year period preceding and including December 12, 2016. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Bank of New York Mellon who serves as custodian for Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at the Bank of New York Mellon. Please note that the Bank of New York Mellon is a DTC participant.

Sincerely,

Donna R. Williams
Associate Client Administrative Officer
Global Client Administration
BNY Mellon Asset Servicing

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

December 19, 2016

Jeffrey L. Bewkes, Chair of the Board and CEO
c/o Office of the Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Bewkes:

In many ways Time Warner has been a lead in issues related to environmental, social and governance issues. Because of this, as shareholders, we believe that the UN's 2030 Sustainable Development Goals (SDGs) offer the Company a wonderful opportunity for it to assess its impacts and report to shareholders how it will be advancing the SDGs in its operations. Hence the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Time Warner, Inc. common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our custodian under separate cover, dated December 19, 2016.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders at the next annual meeting of Time Warner, Inc. We are co-filing this resolution with Trinity Health.

I hope we might come to a mutual agreement concerning this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

(Rev) Michael H. Crosby
Corporate Responsibility Agent

cc: Ms. Cathy Rowan

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals.

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages." Tobacco is the number one cause of preventable death and disease worldwide;

The Goals recognize, on a global scale, the negative impact of tobacco consumption on health, wealth and development;

The movie industry is a global business with U.S. movie companies dominating the global market, including economically developing countries;

Commenting on a 2012 report from the Motion Picture Academy of America noting worldwide box office tallies, Phil Hoad, writing in *The Guardian*, stated: "The MPAA report is still, sadly, low on detail on overseas activity, despite abroad being where Hollywood's compass points these days. It certainly doesn't broach the touchy question – loaded with the old cultural-imperialism chestnut – of exactly what level of dominance Hollywood enjoys worldwide";

It is unknown what percentage of box office receipts are coming from economically developing countries. However, nearly one billion people in the world smoke every day, with 80% of these living in low- and middle-income countries. Over six million people die from tobacco use every year. This makes tobacco a barrier to sustainable development in such countries;

The Centers for Disease Control and Prevention, the Surgeon General and the World Health Organization have shown that tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking. This fact is a critical concern for countries facing health costs incurred from tobacco use;

Given the statistics above, it seems quite clear to some of our Company's shareholders that tobacco impressions in youth-friendly movies may be undermining the realization of the Sustainable Development Goals.

THEREFORE, RESOLVED that shareholders request that Time Warner issue a report describing how the company will ensure shareholders that its policies and practices are advancing and not undermining the Sustainable Development Goals.

Do not ship liquids, blood or diagnostics in this ...

11237

FedEx

WED - 21 DEC AA

FedEx Express Package US Airbill

***FISMA & OMB Memorandum M-07-16 ***

Form ID No. 021

1 From

Date 12-19-16

Sender's Name Michael H Crosby

Phone ***FISMA & OMB Memorandum M-07-16 ***

Company CORPORATE RESPONSIBILITY ...

Address 1015 N 9TH ST

City MILWAUKEE State WI ZIP ...

2 Your Internal Billing Reference

3 To

Recipient's Name Jeffrey L. Bewkes Phone

Company Time Warner, Inc

Address One Time Warner Center

We cannot deliver to P.O. boxes or P.O. ZIP codes.

Address

Use this line for the HOLD location address or for continuation of your shipping address.

City New York, NY

Hold Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.

Hold Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.

4 Express Package Service

Next Business Day

FedEx Priority Overnight — Next business morning.* Friday shipments will be delivered on Monday unless Saturday Delivery is selected.

FedEx Standard Overnight — Next business afternoon.* Saturday Delivery NOT available.

***FISMA & OMB Memorandum M-07-16 ***

5 Packaging *Declared value limit $500.

[X] FedEx Envelope* [ ] FedEx Pak* [ ] FedEx Box [ ] FedEx Tube [ ] Other

6 Special Handling and Delivery Signature Options — Fees may apply. See the FedEx Service Guide.

[ ] Saturday Delivery — NOT available for FedEx Standard Overnight, FedEx 2Day A.M., or FedEx Express Saver.

[ ] No Signature Required — Package may be left without obtaining a signature for delivery.

[ ] Direct Signature — Someone at recipient's address may sign for delivery.

[ ] Indirect Signature — If no one is available at recipient's address, someone at a neighboring address may sign for delivery. For residential deliveries only.

Does this shipment contain dangerous goods? One box must be checked.

[X] No [ ] Yes As per attached Shipper's Declaration. [ ] Yes Shipper's Declaration not required. [ ] Dry Ice Dry Ice, 9, UN 1845 ___ x ___ kg

Restrictions apply for dangerous goods — see the current FedEx Service Guide. [ ] Cargo Aircraft Only

7 Payment Bill to:

Enter FedEx Acct. No. or Credit Card No. below.

[X] Sender Acct. No. in Section 1 will be billed. [ ] Recipient [ ] Third Party [ ] Credit Card [ ] Cash/Check [ ] Obtain recip. Acct. No.

Credit Card Auth.

Total Packages 1 Total Weight ___ lbs.

†Our liability is limited to US$100 unless you declare a higher value. See the current FedEx Service Guide for details.

Rev. Date 5/15 • Part #163134 • ©1994–2015 FedEx • PRINTED IN U.S.A. SRM

611

fedex.com 1.800.GoFedEx 1.800.463.3339

06323046

***FISMA & OMB Memorandum M-07-16 ***

12/13/16
Richard S.


THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 12, 2016

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Time Warner for several years and have been very pleased with the many dialogues we have had with several of your representatives. We believe that this is an opportune time for Time Warner to incorporate the UN Sustainable Development Goals into its policies and practices. It would be an enormous boost to the reduction of smoking impressions in youth-friendly movies.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person is: Cathy Rowan. Contact information: rowan@bestweb.net or 718-822-0820.

As verification that we are beneficial owners of common stock in Time Warner, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held continuously for over twelve months. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:

Julie Wokaty, ICCR
Cathy Rowan, Trinity Health

Office of Corporate Social Responsibility
609 South Convent Road $ Aston, PA 19014-1207
610-558-7661 $ Fax: 610-558-5855 $ E-mail: nnash@osfphila.org $ www.osfphila.org

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals.

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages." Tobacco is the number one cause of preventable death and disease worldwide;

The Goals recognize, on a global scale, the negative impact of tobacco consumption on health, wealth and development;

The movie industry is a global business with U.S. movie companies dominating the global market, including economically developing countries;

Commenting on a 2012 report from the Motion Picture Academy of America noting worldwide box office tallies, Phil Hoad, writing in *The Guardian*, stated: "The MPAA report is still, sadly, low on detail on overseas activity, despite abroad being where Hollywood's compass points these days. It certainly doesn't broach the touchy question – loaded with the old cultural-imperialism chestnut – of exactly what level of dominance Hollywood enjoys worldwide";

It is unknown what percentage of box office receipts are coming from economically developing countries. However, nearly one billion people in the world smoke every day, with 80% of these living in low- and middle-income countries. Over six million people die from tobacco use every year. This makes tobacco a barrier to sustainable development in such countries;

The Centers for Disease Control and Prevention, the Surgeon General and the World Health Organization have shown that tobacco portrayals in youth-friendly movies are (after parental smoking and peer-influence) the key deliverer of youth to smoking. This fact is a critical concern for countries facing health costs incurred from tobacco use;

Given the statistics above, it seems quite clear to some of our Company's shareholders that tobacco impressions in youth-friendly movies may be undermining the realization of the Sustainable Development Goals.

THEREFORE, RESOLVED that shareholders request that Time Warner issue a report describing how the company will ensure shareholders that its policies and practices are advancing and not undermining the Sustainable Development Goals.



50 S LaSalle Street
Chicago IL 60603

December 12, 2016

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 111 shares of Time Warner Inc. These shares have been held continuously for more than one year and will be held through the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

cc: Nora. M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia

NTAC:3NS-20

The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60603



December 14, 2016

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 14, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 39,167 shares of Time Warner, Inc..

As of December 14, 2016 Trinity Health has held at least $2,000 worth of Time Warner, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

From: Kane, Bob [mailto:Bob.Kane@timewarner.com]
Sent: Monday, December 19, 2016 5:33 PM
To: rowan@bestweb.net
Cc: Karickhoff, Brenda (TW) <Karickhoff@timewarner.com>; Kim, Christine <Christine.Kim@timewarner.com>
Subject: Time Warner Inc. Shareholder Proposal

Cathy,

I am writing on behalf of Time Warner Inc., which received the shareholder proposal you submitted for inclusion in the proxy statement for Time Warner's 2017 annual meeting of shareholders. The proposal contains certain procedural deficiencies, which are discussed in the attached letter to you. If you have any questions, please contact me at (212) 484-7932.

Thanks

Robert K. Kane | Time Warner Inc.
Assistant General Counsel
One Time Warner Center | New York, NY 10019
V: 212.484.7932 | F: 212.858.5740
bob.kane@timewarner.com | www.timewarner.com

TimeWarner

Robert K. Kane
Assistant General Counsel

VIA OVERNIGHT MAIL AND E-MAIL
CONFIRMATION OF RECEIPT REQUESTED

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462
rowan@bestweb.com

December 19, 2016

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Rowan:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 14, 2016, the shareholder proposal you submitted on behalf of Trinity Health (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter from The Northern Trust that you provided is insufficient because it speaks as of December 14, 2016, which is two days after the Proposal was submitted and thus does not provide proof of ownership for the period from December 12, 2015 through December 13, 2016, inclusive, dates which are part of the required year-long holding period. We have also reviewed our records of registered shareholders and could not confirm the Proponent's ownership of shares of the Company's common stock.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 12, 2016). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7932 • F 212.858.5740 • bob.kane@timewarner.com

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2016); or

2. if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that he continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2016).
2. If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2016). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm its individual holdings but is able to confirm the holdings of its broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 12, 2016), the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming its

ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by email to me at bob.kane@timewarner.com.

If you have any questions with respect to the foregoing, please contact me at (212) 484-7932. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Robert Kane
Assistant General Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

> (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
>
> (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
>
> (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
>
> > *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
>
> (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
>
> > *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.
>
> (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
>
> (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
>
> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
>
> (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: Cathy Rowan [mailto:rowan@bestweb.net]
Sent: Tuesday, December 20, 2016 4:38 PM
To: Kane, Bob
Subject: Re: Time Warner Inc. Shareholder Proposal

Dear Bob,

Thank you for letting me know of this issue. Attached please find the corrected letter from Trinity Health's custodian.

Wishing you a wonderful holiday,

Cathy

Catherine Rowan
Director, Socially Responsible Investments
Trinity Health
766 Brady Ave. Apt. 635
Bronx, NY 10462
ph 718-822-0820
fax 718-504-4787
rowan@bestweb.net

The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60603


Northern Trust

December 12, 2016

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 12, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 39,167 shares of Time Warner, Inc..

As of December 12, 2016 Trinity Health has held at least $2,000 worth of Time Warner, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

EXHIBIT B


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

December 15, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

For many years, we have participated in shareholder dialogues with our Company regarding the risks that may be incurred by depicting tobacco in youth-rated films.

Trinity Health is the beneficial owner of over $2,000 worth of Time Warner, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other shareholders will be filing this proposal as well.

I hope that we can find a mutually beneficial way of resolving the issues addressed in our proposal, which would lead us to withdraw the enclosed resolution.

Sincerely,

Catherine Rowan

Catherine Rowan

enc

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands


Northern Trust

December 15, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 15, 2014 Northern Trust as custodian held for the beneficial interest of Trinity Health Corporation 4,357 shares of AOL Time Warner.

As of December 15, 2014 Trinity Health Corporation has held at least $2,000 worth of AOL Time Warner continuously for over one year. Trinity Health Corporation has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Andrew Lussen
Account Manager – Trust Officer



FOR DOMESTIC AND INTERNATIONAL USE
PLACE MAILING LABEL HERE

***FISMA & OMB Memorandum M-07-16 ***

UNITED STATES POSTAL SERVICE® | PRIORITY ★ MAIL ★ EXPRESS™

CUSTOMER USE ONLY

FROM: (PLEASE PRINT) PHONE ( )

Catherine Rowan
[illegible] Ave Apt G35
Bronx, NY 10462

PAYMENT BY ACCOUNT (if applicable)

DELIVERY OPTIONS (Customer Use Only)

☐ **SIGNATURE REQUIRED** Note: The mailer must check the "Signature Required" box if the mailer: 1) Requires the addressee's signature; OR 2) Purchases additional insurance; OR 3) Purchases COD service; OR 4) Purchases Return Receipt service. If the box is not checked, the Postal Service will leave the item in the addressee's mail receptacle or other secure location without attempting to obtain the addressee's signature on delivery.

Delivery Options

- ☐ No Saturday Delivery (delivered next business day)
- ☐ Sunday/Holiday Delivery Required (additional fee, where available*)
- ☐ 10:30 AM Delivery Required (additional fee, where available*)
  *Refer to USPS.com® or local Post Office™ for availability.

TO: (PLEASE PRINT) PHONE ( )

Jeffrey L. Bewkes
Chair of Board + CEO
Time Warner, Inc
One Time Warner Center
New York, NY

ZIP + 4® (U.S. ADDRESSES ONLY)

10019-8016

WRITE FIRMLY TO MAKE ALL COPIES LEGIBLE

- For pickup or USPS Tracking™, visit USPS.com or call 800-222-1811.
- $100.00 insurance included.

ORIGIN (POSTAL SERVICE USE ONLY)

☒ 1-Day ☐ 2-Day ☐ Military ☐ DPO

PO ZIP Code	Scheduled Delivery Date (MM/DD/YY)	Postage	
10462	12/16/14	$ 16.95	
Date Accepted (MM/DD/YY)	Scheduled Delivery Time	Insurance Fee	COD Fee
12/15/14	☐ 10:30 AM ☐ 3:00 PM ☒ 12 NOON	$	$
Time Accepted	10:30 AM Delivery Fee	Return Receipt Fee	Live Animal Transportation Fee
16:41 ☐ AM ☐ PM	$	$	$
Weight ☐ Flat Rate	Sunday/Holiday Premium Fee	Total Postage & Fees	
1 lbs. 0 ozs.	$	$ 16.95	
	Acceptance Employee Initials		

DELIVERY (POSTAL SERVICE USE ONLY)

Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	
Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	

LABEL 11-B, JANUARY 2014 PSN 7690-02-000-9996 **3-ADDRESSEE COPY**

destinations. See ...

+ Money Back Guarantee for U.S. destinations only.

VISIT US AT USPS.COM®
ORDER FREE SUPPLIES ONLINE



UNITED STATES
POSTAL SERVICE.



EP13C July 2013
OD: 11.625 x 15.125

TimeWarner

Robert K. Kane
Assistant General Counsel

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Ms. Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt 635
Bronx, NY 10462

December 22, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Rowan:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 16, 2014 a shareholder proposal submitted by Trinity Health (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter dated December 15, 2014 that Northern Trust provided is insufficient because the letter does not address proof of ownership in Time Warner Inc. but instead refers to AOL Time Warner. We have also reviewed our records of registered shareholders and could not confirm the Proponent's ownership of shares of the Company's common stock.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 15, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014); or

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7932 • F 212.858.5740 • bob.kane@timewarner.com

2. if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014).

2. If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014). The Proponent should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 858-5740.

If you have any questions with respect to the foregoing, please contact me at (212) 484-7278. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Robert K. Kane
Assistant General Counsel

Enclosures



Catherine M Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

December 15, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

For many years, we have participated in shareholder dialogues with our Company regarding the risks that may be incurred by depicting tobacco in youth-rated films.

Trinity Health is the beneficial owner of over $2,000 worth of Time Warner, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other shareholders will be filing this proposal as well.

I hope that we can find a mutually beneficial way of resolving the issues addressed in our proposal, which would lead us to withdraw the enclosed resolution.

Sincerely,

Catherine Rowan

Catherine Rowan

enc

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands


Northern Trust

December 15, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 15, 2014 Northern Trust as custodian held for the beneficial interest of Trinity Health Corporation 4,357 shares of AOL Time Warner.

As of December 15, 2014 Trinity Health Corporation has held at least $2,000 worth of AOL Time Warner continuously for over one year. Trinity Health Corporation has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Andrew Lussen
Account Manager – Trust Officer

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 15, 2014

L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Time Warner for several years and have been very pleased with the many dialogues we have had with several of your representatives. However, we would truly appreciate your reexamining your policies in greater detail and in line with the most recent Surgeon General's report. The issues raised in this report are quite serious and it would be in the best interest of the company to protect the lives of young people while strengthening the Time Warner brand.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person is: Cathy Rowan. Contact information: rowan@bestweb.net or 718-822-0820.

As verification that we are beneficial owners of common stock in Time Warner, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:

Julie Wokaty, ICCR
Cathy Rowan, Trinity Health

Office of Corporate Social Responsibility
609 South Convent Road $ Aston, PA 19014-1207
610-558-7661 $ Fax: 610-558-5855 $ E-mail: nnash@osfphila.org $ www.osfphila.org

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



December 15, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 111 shares of Time Warner Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal
Vice President

NTAC:3NS-20


04/05/11 03:40 / 3

To Reuse Envelope: 1 Peel off old labels 2 Fold this flap down 3 Expose adhesive 4 Fold top flap down 5 Press this flap up to seal

PULL TAB TO OPEN

ups.com® or call 1-800-PICK-UPS® (1-800-742-5877)
schedule a pickup or find a drop off location near you.

This envelope is for use with the following services:
UPS Next Day Air®
UPS Worldwide Express®
UPS 2nd Day Air®

UPS Next Day Air
UPS Worldwide Express
Shipping Document

11-237

WEIGHT	LTR	PAK	WEIGHT	DIMENSIONAL WEIGHT If Applicable	LARGE PACKAGE	SHIPPER RELEASE

EXPRESS (INT'L)
DOCUMENTS ONLY

SHIPMENT FROM
UPS ACCOUNT NO. ***FISMA & OMB Memorandum M-07-16***
REFERENCE NUMBER

***FISMA & OMB Memorandum M-07-16 ***

NORA M. NASH, OSF
TELEPHONE 610-558-7710
SISTERS OF ST. FRANCIS
609 S CONVENT RD
ASTON PA 19014-1207

DELIVERY TO
L. BEWKES, CEO
TELEPHONE 212-484-8[illegible]
TIME WARNER, INC.

***FISMA & OMB Memorandum M-07-16 ***

Reusable Express Envelope
Letter Size

Reduce paper waste by using this envelope a second time to return to sender or to ship to another recipient. See reuse instructions on flap above.

UPS Decision Green℠

Decision Green is UPS's environmental platform, reflecting our pursuit of sustainable business practices worldwide. For example, this envelope is made from 100% recycled

TimeWarner

Robert K. Kane
Assistant General Counsel

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

December 22, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Sister Nash:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 16, 2014 a shareholder proposal submitted by The Sisters of St. Francis of Philadelphia (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The Northern Trust Company letter dated December 15, 2014 that you provided is insufficient because the letter does not state that the requisite number of shares were held continuously for the one year period preceding and including December 15, 2014, the date the Proposal was submitted to the Company. Specifically, The Northern Trust Company letter provides that the Proponent's "shares have been held for more than one year and will be held at the time of your next annual meeting," but does not establish that the shares were held continuously for the one year period preceding and including December 15, 2014. We have also reviewed our records of registered shareholders and could not confirm the Proponent's ownership of shares of the Company's common stock.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 15, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:


Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7932 • F 212.858.5740 • bob.kane@timewarner.com

131472v1

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014); or

2. if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014).

2. If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014). The Proponent should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 15, 2014), the requisite number of Company shares were continuously

held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-7932. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Robert K. Kane
Assistant General Counsel

cc: Catherine M. Rowan

Enclosures


THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 15, 2014

L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Time Warner for several years and have been very pleased with the many dialogues we have had with several of your representatives. However, we would truly appreciate your reexamining your policies in greater detail and in line with the most recent Surgeon General's report. The issues raised in this report are quite serious and it would be in the best interest of the company to protect the lives of young people while strengthening the Time Warner brand.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person is: Cathy Rowan. Contact information: rowan@bestweb.net or 718-822-0820.

As verification that we are beneficial owners of common stock in Time Warner, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Julie Wokaty, ICCR
Cathy Rowan, Trinity Health

Office of Corporate Social Responsibility
609 South Convent Road $ Aston, PA 19014-1207
610-558-7661 $ Fax: 610-558-5855 $ E-mail: nnash@osfphila.org $ www.osfphila.org

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

December 15, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 111 shares of Time Warner Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal
Vice President

NTAC:3NS-20

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.



50 S LaSalle Street
Chicago IL 60603

December 15, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 111 shares of Time Warner Inc. These shares have been held continuously for more than one year and will be held through the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

NTAC:3NS-20


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Gun Denhart Living Trust, a shareholder of Time Warner stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Trinity Health, which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A letter from The Gun Denhart Living Trust authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Also enclosed are co-filing letters from the Granary Foundation and the Jubitz Family Foundation. We are sending these letters to Time Warner as a convenience to the co-filers.

Sincerely,

Austin Wilson
Environmental Health Program Manager
As You Sow

Enclosures

- Shareholder Proposal
- The Gun Denhart Living Trust Authorization
- Granary Foundation Co-Filing Letter and Shareholder Proposal
- Jubitz Family Foundation Co-Filing Letter and Shareholder Proposal

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

November 20, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 20, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of The Gun Denhart Living Trust with Time Warner Incorporated (Time Warner), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Gun Denhart Living Trust has continuously owned over $2,000 worth of Time Warner stock, with voting rights, for over a year. The Gun Denhart Living Trust intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of The Gun Denhart Living Trust with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention The Gun Denhart Living Trust related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Gun Denhart
Trustee
Gun Denhart Living Trust

From: (510) 735-8151
Andrew Behar
As You Sow
1611 Telegraph Ave
Suite 1450
OAKLAND, CA 94612

Origin ID: JEMA


FedEx.
Express
E
J142214092303uv

***FISMA & OMB Memorandum M-07-16 ***

SHIP TO: (212) 484-8000 BILL SENDER

Marc Lawrence-Apfelbaum
Time Warner Incorporated
One Time Warner Center

New York City, NY 10019



FRI - 19 DEC AA



***FISMA & OMB Memorandum M-07-16 ***

After printing this label:
1. Use the 'Print' button on this page to print your label to your laser or inkjet printer.
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.
Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com.FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery,misdelivery,or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim.Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental,consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss.Maximum for items of extraordinary value is $1,000, e.g. jewelry, precious metals, negotiable instruments and other items listed in our ServiceGuide. Written claims must be filed within strict time limits, see current FedEx Service Guide.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Mr. Austin Wilson
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

December 23, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Wilson:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal As You Sow submitted on behalf of The Gun Denhart Living Trust pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that The Gun Denhart Living Trust has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm The Gun Denhart Living Trust's ownership of shares of the Company's common stock.

To remedy this defect, The Gun Denhart Living Trust must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 17, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of The Gun Denhart Living Trust's shares (usually a broker or a bank) verifying that The Gun Denhart Living Trust continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014); or

2. if The Gun Denhart Living Trust has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated

forms, reflecting The Gun Denhart Living Trust's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that The Gun Denhart Living Trust continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of The Gun Denhart Living Trust's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether The Gun Denhart Living Trust's broker or bank is a DTC participant by asking The Gun Denhart Living Trust's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If The Gun Denhart Living Trust's broker or bank is a DTC participant, then you need to submit a written statement from The Gun Denhart Living Trust's broker or bank verifying that The Gun Denhart Living Trust continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014).

2. If The Gun Denhart Living Trust's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that The Gun Denhart Living Trust continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014). You should be able to find out the identity of the DTC participant by asking The Gun Denhart Living Trust's broker or bank. If The Gun Denhart Living Trust's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through The Gun Denhart Living Trust's account statements, because the clearing broker identified on The Gun Denhart Living Trust's account statements will generally be a DTC participant. If the DTC participant that holds The Gun Denhart Living Trust's shares is not able to confirm The Gun Denhart Living Trust's individual holdings but is able to confirm the holdings of The Gun Denhart Living Trust's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014), the requisite number of Company shares were continuously held: (i) one from The Gun Denhart Living Trust's broker or bank confirming The Gun Denhart Living Trust's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Assistant General Counsel

cc: The Gun Denhart Living Trust c/o As You Sow

Enclosures


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Gun Denhart Living Trust, a shareholder of Time Warner stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Trinity Health, which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A letter from The Gun Denhart Living Trust authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Also enclosed are co-filing letters from the Granary Foundation and the Jubitz Family Foundation. We are sending these letters to Time Warner as a convenience to the co-filers.

Sincerely,

Austin Wilson
Environmental Health Program Manager
As You Sow

Enclosures

- Shareholder Proposal
- The Gun Denhart Living Trust Authorization
- Granary Foundation Co-Filing Letter and Shareholder Proposal
- Jubitz Family Foundation Co-Filing Letter and Shareholder Proposal

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

November 20, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 20, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of The Gun Denhart Living Trust with Time Warner Incorporated (Time Warner), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Gun Denhart Living Trust has continuously owned over $2,000 worth of Time Warner stock, with voting rights, for over a year. The Gun Denhart Living Trust intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of The Gun Denhart Living Trust with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention The Gun Denhart Living Trust related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Gun Denhart
Trustee
Gun Denhart Living Trust

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

CENTER *for* RURAL AFFAIRS
GRANARY FOUNDATION

November 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

The Granary Foundation is a shareholder of Time Warner Incorporated (Time Warner) and has held over $2,000 of Time Warner stock continuously for over one year. The Granary Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Time Warner of The Granary Foundation's intention to co-file the enclosed shareholder resolution and submit the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Brian Depew
Executive Director
The Granary Foundation

Enclosures
• Shareholder proposal

145 MAIN STREET, PO BOX 136 | LYONS, NE 68038 | 402.687.2100 | CFRA.ORG

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Mr. Austin Wilson
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

December 23, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Wilson:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal you submitted on behalf of The Granary Foundation pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that The Granary Foundation has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm The Granary Foundation's ownership of shares of the Company's common stock.

To remedy this defect, The Granary Foundation must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 17, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of The Granary Foundation's shares (usually a broker or a bank) verifying that The Granary Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014); or

2. if The Granary Foundation has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting The Granary Foundation's ownership of the requisite number of Company

shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that The Granary Foundation continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of The Granary Foundation's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether The Granary Foundation's broker or bank is a DTC participant by asking The Granary Foundation's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If The Granary Foundation's broker or bank is a DTC participant, then you need to submit a written statement from The Granary Foundation's broker or bank verifying that The Granary Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014).

2. If The Granary Foundation's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that The Granary Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014). You should be able to find out the identity of the DTC participant by asking The Granary Foundation's broker or bank. If The Granary Foundation's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through The Granary Foundation's account statements, because the clearing broker identified on The Granary Foundation's account statements will generally be a DTC participant. If the DTC participant that holds The Granary Foundation's shares is not able to confirm The Granary Foundation's individual holdings but is able to confirm the holdings of The Granary Foundation's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014), the requisite number of Company shares were continuously held: (i) one from The Granary Foundation's broker or bank confirming The Granary Foundation's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Assistant General Counsel

cc: Brian Depew, The Granary Foundation

Enclosures

November 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

The Granary Foundation is a shareholder of Time Warner Incorporated (Time Warner) and has held over $2,000 of Time Warner stock continuously for over one year. The Granary Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Time Warner of The Granary Foundation's intention to co-file the enclosed shareholder resolution and submit the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Brian Depew
Executive Director
The Granary Foundation

Enclosures
• Shareholder proposal

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

SHAREHOLDER LETTERHEAD

December 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

The Jubitz Family Foundation is a shareholder of Time Warner and has held over $2,000 of Time Warner stock continuously for over one year. The Jubitz Family Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

The Jubitz Family Foundation hereby notifies Time Warner of its intention to co-file the enclosed shareholder resolution and is submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution, and As You Sow is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

Proof of ownership will be provided upon request. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

name M. A Jubitz Jr
title President
The Jubitz Family Foundation

Enclosures

- Shareholder Proposal

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Austin Wilson
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

December 23, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Wilson:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal you submitted on behalf of The Jubitz Family Foundation pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that The Jubitz Family Foundation has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm The Jubitz Family Foundation's ownership of shares of the Company's common stock.

To remedy this defect, The Jubitz Family Foundation must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 17, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of The Jubitz Family Foundation's shares (usually a broker or a bank) verifying that The Jubitz Family Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014); or

2. if The Jubitz Family Foundation has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated

forms, reflecting The Jubitz Family Foundation's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that The Jubitz Family Foundation continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of The Jubitz Family Foundation's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether The Jubitz Family Foundation's broker or bank is a DTC participant by asking The Jubitz Family Foundation's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If The Jubitz Family Foundation's broker or bank is a DTC participant, then you need to submit a written statement from The Jubitz Family Foundation's broker or bank verifying that The Jubitz Family Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014).

2. If The Jubitz Family Foundation's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that The Jubitz Family Foundation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014). You should be able to find out the identity of the DTC participant by asking The Jubitz Family Foundation's broker or bank. If The Jubitz Family Foundation's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through The Jubitz Family Foundation's account statements, because the clearing broker identified on The Jubitz Family Foundation's account statements will generally be a DTC participant. If the DTC participant that holds The Jubitz Family Foundation's shares is not able to confirm The Jubitz Family Foundation's individual holdings but is able to confirm the holdings of The Jubitz Family Foundation's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 17, 2014), the requisite number of Company shares were continuously held: (i) one from The Jubitz Family Foundation's broker or bank confirming The Jubitz Family Foundation's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Assistant General Counsel

cc: M.A. Jubitz, Jr., The Jubitz Family Foundation c/o As You Sow

Enclosures

SHAREHOLDER LETTERHEAD

December 17, 2014

Marc Lawrence-Apfelbaum
Corporate Secretary
Time Warner Incorporated
One Time Warner Center
New York City, New York 10019

Dear Mr. Lawrence-Apfelbaum,

The Jubitz Family Foundation is a shareholder of Time Warner and has held over $2,000 of Time Warner stock continuously for over one year. The Jubitz Family Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

The Jubitz Family Foundation hereby notifies Time Warner of its intention to co-file the enclosed shareholder resolution and is submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution, and As You Sow is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

Proof of ownership will be provided upon request. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

name M. A Jubitz Jr
title President
The Jubitz Family Foundation

Enclosures

- Shareholder Proposal

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



185 Berry Street, Suite 300
San Francisco, CA 94107
direct 415.438.5500
fax 415.438.5724
dignityhealth.org

December 18, 2014

Jeffrey L. Bewkes
Chair of the Board and CEO
Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Dignity Health is a shareholder of Time Warner, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with Trinity Health, hereby submits the enclosed proposal "Time Warner Resolution" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trinity Health is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of Time Warner, Inc. stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the next annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Catherine Rowan, Trinity Health

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands


Express

earthsmart
FedEx carbon-neutral
envelope shipping

ORIGIN ID:JCCA (415) 438-5500
DIGNITY HEALTH
DIGNITY HEALTH
185 BERRY STREET
SUITE 300
SAN FRANCISCO, CA 94107
UNITED STATES US

SHIP DATE: 18DEC14
ACTWGT: 0.2 LB
CAD: 0155609/CAFE2806

BILL SENDER

TO JEFFREY L. BEWKES
TIME WARNER, INC
ONE TIME WARNER CENTER

NEW YORK NY 10019
(416) 438-5632 REF: CCOX
DEPT: MISSION SERVICES

521C2/DC75/6F03

11-237

***FISMA & OMB Memorandum M-07-16 ***

TimeWarner

VIA OVERNIGHT MAIL
<u>CONFIRMATION OF RECEIPT REQUESTED</u>

Ms. Catherine M. Rowan
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462

December 23, 2014

Re: <u>Proposal Submitted to Time Warner Inc.</u>

Dear Ms. Rowan:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal submitted on behalf of Dignity Health pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that Dignity Health has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm Dignity Health's ownership of shares of the Company's common stock.

To remedy this defect, you must submit sufficient proof of Dignity Health's continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 18, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of Dignity Health's shares (usually a broker or a bank) verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2014); or

2. if Dignity Health has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Dignity Health's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule

and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Dignity Health continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of Dignity Health's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Dignity Health's broker or bank is a DTC participant by asking Dignity Health's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If Dignity Health's broker or bank is a DTC participant, then you need to submit a written statement from Dignity Health's broker or bank verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2014).

2. If Dignity Health's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2014). You should be able to find out the identity of the DTC participant by asking Dignity Health's broker or bank. If Dignity Health's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Dignity Health's account statements, because the clearing broker identified on Dignity Health's account statements will generally be a DTC participant. If the DTC participant that holds Dignity Health's shares is not able to confirm Dignity Health's individual holdings but is able to confirm the holdings of Dignity Health's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 18, 2014), the requisite number of Company shares were continuously held: (i) one from Dignity Health's broker or bank confirming Dignity Health's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim

Julie Kim
Assistant General Counsel

cc: Ms. Susan Vickers, RSM, Dignity Health

Enclosures



185 Berry Street, Suite 300
San Francisco, CA 94107
direct 415.438.5500
fax 415.438.5724
dignityhealth.org

December 18, 2014

Jeffrey L. Bewkes
Chair of the Board and CEO
Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Dignity Health is a shareholder of Time Warner, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with Trinity Health, hereby submits the enclosed proposal "Time Warner Resolution" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trinity Health is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of Time Warner, Inc. stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the next annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Catherine Rowan, Trinity Health

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

***FISMA & OMB Memorandum M-07-16 ***

December 12, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Given a recent ruling by a court in Delaware, our Province is concerned when it becomes possible that its various holdings may be at financial and/or reputational risk because of some of its Companies' products. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Time Warner, Inc. common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 12, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Time Warner, Inc. shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Trinity Health is the primary filer of this resolution. As co-filers, we would ask that you address all correspondence on this issue with its representative, Ms. Cathy Rowan.

I hope that we can come to a mutually beneficial way of resolving the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance and Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands

29

MILWAUKEE WI 532

13 DEC 2014 PM 6 L



Mr. Jeffrey L. Bewkes
Time Warner Inc
One Time Warner Center
New York, NY 10019-8016



2423 E. Lincoln Drive
Phoenix, AZ 85306

December 12, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Time Warner, Inc. common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson

***FISMA & OMB Memorandum M-07-16 ***

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
CHARLES SCHWAB & CO., INC.
Charles Schwab & Co., Inc.
AUTHORIZED SIGNATURE
(526MG) Z9010410
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

ycled fiber
Consumer

BEN GIBSON
602-355-3718
CHARLES SCHWAB & CO., INC.
2423 E. LINCOLN DRIVE
PHOENIX AZ 85016

0.0 LBS LTR 1 OF 1

11-237

SHIP TO:
JEFFREY BEWKES
TIME WARNER INC
ONE TIME WARNER CENTER
NEW YORK NY 10019-6038

NY 100 9-29



***FISMA & OMB Memorandum M-07-16 ***

UIS 16.7.04. WNTIE70 57.0A 10/2014

FOLD HERE

https://www.ups.com/uis/create?ActionOriginPair=default___PrintWindowPage&key=la... 12/16/2014

Visit **ups.com**® to schedule a p

Domestic Shipment
- To qualify for the l correspondence, u weigh 8 oz. or les: those listed or we

International Ship
- The UPS Express I value. Certain co ups.com/importe
- To qualify for the UPS Express Env

Note: Express Env containing sensiti or cash equivaler

Wi

Use this envelope with shipping documents ... or inkjet printer on plain paper.

...elope is for use with the following services: UPS Next Day Air®

Insert shipping documen under window from the

Serving you for more than 100 years United Parcel Service.





TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Ms. Catherine M. Rowan
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462

December 23, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Rowan:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Province") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received adequate proof that the Province has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 12, 2014 letter from Charles Schwab that you provided is insufficient because it does not state that the shares were held continuously for the one year period preceding and including December 13, 2014, the date the Proposal was submitted to the Company. Specifically, the Charles Schwab letter provides that the Proponent has held the Company's "common stock for over one year from [December 12, 2014]" but does not establish that the shares were held continuously for the one year period preceding and including December 13, 2014. We have also reviewed our records of registered stockholders and could not confirm the Province's ownership of shares of the Company's common stock.

To remedy this defect, you must submit sufficient proof of the Province's continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 13, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of the Province's shares (usually a broker or a bank) verifying that the Province continuously held the requisite number

of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 13, 2014); or

2. if the Province has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Province's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Province continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of the Province's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Province's broker or bank is a DTC participant by asking the Province's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Province's broker or bank is a DTC participant, then you need to submit a written statement from the Province's broker or bank verifying that the Province continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 13, 2014).

2. If the Province's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that the Province continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 13, 2014). You should be able to find out the identity of the DTC participant by asking the Province's broker or bank. If the Province's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Province's account statements, because the clearing broker identified on the Province's account statements will generally be a DTC participant. If the DTC participant that holds the Province's shares is not able to confirm the Province's individual holdings but is able to confirm the holdings of the Province's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 13, 2014), the requisite number of Company shares were continuously held: (i) one from the Province's broker or bank confirming the Province's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Assistant General Counsel

cc: Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order

Enclosures

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

December 12, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Given a recent ruling by a court in Delaware, our Province is concerned when it becomes possible that its various holdings may be at financial and/or reputational risk because of some of its Companies' products. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Time Warner, Inc. common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 12, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Time Warner, Inc. shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Trinity Health is the primary filer of this resolution. As co-filers, we would ask that you address all correspondence on this issue with its representative, Ms. Cathy Rowan.

I hope that we can come to a mutually beneficial way of resolving the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

Time Warner

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance and Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands


charles
SCHWAB

2423 E. Lincoln Drive
Phoenix, AZ 85306

December 12, 2014

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Time Warner, Inc. common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson

***FISMA & OMB Memorandum M-07-16 ***

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
CHARLES SCHWAB &
CO., INC.
Charles Schwab & Co. Inc.
(526MG) AUTHORIZED SIGNATURE
Z9010410
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Mount St. Scholastica
BENEDICTINE SISTERS

December 22, 2014

Paul F. Washington
Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Fax: 212-484-7174
paul.washington@timewarner.com

Dear Mr. Washington:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on a Report on the Monitor Company's Smoking in Movies Policies. In brief, the proposal states: RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:
Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that: especially endanger young people's well-being; have the substantial potential to impair the reputation of the Company; and/or would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 400000 shares of Time Warner, Inc. stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Catherine Rowan, CHE Trinity Health, who can be reached at 718-822-0820 or at rowan@bestweb.net. Catherine Rowan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, OSB
Business Manager

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today.*

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values

integral to the Company's promotion of its brands

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

Ms. Catherine M. Rowan
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462

December 23, 2014

Re: Proposal Submitted to Time Warner Inc.

Dear Ms. Rowan:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 19, 2014 a stockholder proposal submitted on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. ("Benedictine Sisters of Mount St. Scholastica") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that Benedictine Sisters of Mount St. Scholastica has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm Benedictine Sisters of Mount St. Scholastica's ownership of shares of the Company's common stock.

To remedy this defect, you must submit sufficient proof of Benedictine Sisters of Mount St. Scholastica's continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (December 22, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of Benedictine Sisters of Mount St. Scholastica's shares (usually a broker or a bank) verifying that Benedictine Sisters of Mount St. Scholastica continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 22, 2014); or

2. if Benedictine Sisters of Mount St. Scholastica has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Benedictine Sisters of Mount St. Scholastica's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Benedictine Sisters of Mount St. Scholastica continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of Benedictine Sisters of Mount St. Scholastica's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Benedictine Sisters of Mount St. Scholastica's broker or bank is a DTC participant by asking Benedictine Sisters of Mount St. Scholastica's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If Benedictine Sisters of Mount St. Scholastica's broker or bank is a DTC participant, then you need to submit a written statement from Benedictine Sisters of Mount St. Scholastica's broker or bank verifying that Benedictine Sisters of Mount St. Scholastica continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 22, 2014).

2. If Benedictine Sisters of Mount St. Scholastica's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that Benedictine Sisters of Mount St. Scholastica continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 22, 2014). You should be able to find out the identity of the DTC participant by asking Benedictine Sisters of Mount St. Scholastica's broker or bank. If Benedictine Sisters of Mount St. Scholastica's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Benedictine Sisters of Mount St. Scholastica's account statements, because the clearing broker identified on Benedictine Sisters of Mount St. Scholastica's account statements will generally be a DTC participant. If the DTC participant that holds Benedictine Sisters of Mount St. Scholastica's shares is not able to confirm Benedictine Sisters of Mount St. Scholastica's individual holdings but is able to confirm the holdings of Benedictine Sisters of Mount St. Scholastica's broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 22, 2014), the requisite number of Company shares were continuously held: (i) one from Benedictine Sisters of Mount St.

Scholastica's broker or bank confirming Benedictine Sisters of Mount St. Scholastica's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Assistant General Counsel

cc: Mr. Lou Whipple, Benedictine Sisters of Mount St. Scholastica

Enclosures



Mount St. Scholastica
BENEDICTINE SISTERS

December 22, 2014

Paul F. Washington
Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Fax: 212-484-7174
paul.washington@timewarner.com

Dear Mr. Washington:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on a Report on the Monitor Company's Smoking in Movies Policies. In brief, the proposal states: RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:
Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that: especially endanger young people's well-being; have the substantial potential to impair the reputation of the Company; and/or would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 400000 shares of Time Warner, Inc. stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Catherine Rowan, CHE Trinity Health, who can be reached at 718-822-0820 or at rowan@bestweb.net. Catherine Rowan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, OSB
Business Manager

801 SOUTH 8TH STREET • ATCHISON, KS 66002 • 913.360.6200 • FAX 913.360.6190
www.mountosb.org

WHEREAS: Time Warner, a company where community and family values are integral to the company's promotion of its various brands, is also a leading distributor of films that are viewed by young people.

The 2012 US Surgeon General report, *Preventing Tobacco Use among Youth and Young Adults* concluded that "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people."

In support of the Surgeon General's report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: "Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

Based on a subsequent 2014 Surgeon General's report, the Centers for Disease Control and Prevention (CDC) concluded in 2014: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million [1,000,000] deaths from smoking** among children alive today."

The need for appropriate corporate governance to address Time Warner's reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General's statements.

Time Warner is mentioned by name in the Surgeon General's 2012 report and in media covering the release of the report. In recent years, the issues raised by the Surgeon General's report have been covered by a number of national publications including *The New York Times, The Los Angeles Times, The Boston Globe and USA Today*.

Community and family values are integral to Time Warner's brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people's health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people's well-being against the company's reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

RESOLVED: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:

Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:

1) especially endanger young people's well-being;
2) have the substantial potential to impair the reputation of the Company; and/or
3) would reasonably be considered by many offensive to the family and community values

integral to the Company's promotion of its brands

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


Merrill Lynch
Wealth Management

Bank of America Corporation

FACSIMILE COVER SHEET

TO: PAUL WASHINGTON
PHONE:
FAX: 12124847174

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Wed Dec 24 10:39:22 EST 2014
PHONE: 316-631-3513
FAX: 13166654912

No. of Page(s) (including this page): 3

Subject: Fax from jody_a_herbert@ml.com

Merrill Lynch, Pierce, Fenner & Smith Incorporated Investment products

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Opt-out instructions

This fax may contain promotional materials from Bank of America or one of our affiliate companies. You may choose not to receive future faxes that contain promotional materials by: Faxing: 1.804.627.7042 or Calling: 1-888-341-5000 or by mail to Bank of America CDM VA2-100-04-32 PO Box 27025 Richmond VA 23286-9085.

Important: You must inform the bank of the specific fax number(s) to which the fax opt-out request will apply.
As required by Federal law we will honor your opt-out request within 30 days.

Please note: You may still continue to receive fax communications from your assigned account representative, such as your Financial Advisor to address your financial needs.

Comments:

THANK YOU, JODY HERBERT, 316-631-3513



December 22, 2014

Paul F Washington
Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

FAX: 212-484-7174

RE: Co-filling of shareholders resolution- Monitor Company's Smoking in Movies Policies

FAO: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Washington,

As of December 22, 2014 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 233 shares of Time Warner Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert, Client Associate
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 Wichita, KS 67226-1193
T 316.631.3500 T 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management Services Mail Code: FL9-801-01-02 4802 Deer Lake Drive East Jacksonville, FL 32246-6484 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTCC NYW Broker 161 MLPFS 570 Washington Boulevard Jersey City, NJ 07310 Attn: Central Delivery 1st floor
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 1500 Merrill Lynch Drive Mail Code NJ2-150-02-40 Pennington, NJ 08534

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 19, 2015

TIME WARNER INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-15062	13-4099534
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Time Warner Center, New York, New York 10019
(Address of Principal Executive Offices) (Zip Code)

212-484-8000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The final results of voting on each of the matters submitted to a vote of security holders at Time Warner Inc.'s (the "Company") Annual Meeting of Shareholders held on June 19, 2015 are as follows:

1. Election of Directors:	**For**	**Against**	**Abstentions**	**Broker Non-Votes**
James L. Barksdale	673,687,717	8,268,661	2,149,953	59,601,012
William P. Barr	679,273,904	2,842,116	1,990,311	59,601,012
Jeffrey L. Bewkes	662,031,876	17,211,989	4,862,466	59,601,012
Stephen F. Bollenbach	607,307,663	74,541,585	2,257,083	59,601,012
Robert C. Clark	670,158,064	11,768,326	2,179,941	59,601,012
Mathias Döpfner	673,740,970	8,374,195	1,991,166	59,601,012
Jessica P. Einhorn	678,612,207	3,394,006	2,100,118	59,601,012
Carlos M. Gutierrez	681,017,417	980,261	2,108,653	59,601,012
Fred Hassan	668,080,137	14,009,108	2,017,086	59,601,012
Kenneth J. Novack	671,168,131	10,784,095	2,154,105	59,601,012
Paul D. Wachter	680,658,615	1,457,439	1,990,277	59,601,012
Deborah C. Wright	673,958,327	8,013,852	2,134,152	59,601,012

Under the Company's By-laws, each of the directors was elected, having received "for" votes from a majority of the votes duly cast by the holders of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), with respect to such director.

2. Ratification of appointment of Ernst & Young LLP as independent auditor	**For**	**Against**	**Abstentions**
	735,050,751	6,310,751	2,346,386

The appointment of Ernst & Young LLP was ratified, having received "for" votes from a majority of the votes duly cast by the holders of Common Stock.

		For	Against	Abstentions	Broker Non-Votes
3.	Advisory vote to approve named executive officer compensation	642,489,117	38,642,715	2,974,499	59,601,012

The proposal was approved, on an advisory basis, having received “for” votes from a majority of the votes duly cast by the holders of Common Stock.

		For	Against	Abstentions	Broker Non-Votes
4.	Shareholder proposal on right to act by written consent	331,663,436	349,163,412	3,279,183	59,601,012

Under the Company’s By-laws, the proposal failed, having received “for” votes from less than a majority of the votes duly cast by the holders of Common Stock.

		For	Against	Abstentions	Broker Non-Votes
5.	Shareholder proposal on tobacco depiction in films	18,733,166	643,329,391	22,043,474	59,601,012

Under the Company’s By-laws, the proposal failed, having received “for” votes from less than a majority of the votes duly cast by the holders of Common Stock.

		For	Against	Abstentions	Broker Non-Votes
6.	Shareholder proposal on greenhouse gas emissions reduction targets	141,715,168	515,487,806	26,903,057	59,601,012

Under the Company’s By-laws, the proposal failed, having received “for” votes from less than a majority of the votes duly cast by the holders of Common Stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIME WARNER INC.

By: /s/ Howard M. Averill
Name: Howard M. Averill
Title: Executive Vice President and
Chief Financial Officer

Date: June 24, 2015